UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE: CX) (“CEMEX”) Ordinary General Shareholders’ Meeting to be held on March 23, 2023, in the city of Monterrey, Nuevo Leon, Mexico.

2.	Supplemental information to the agenda of the Ordinary General Shareholders’ Meeting of CEMEX to be held on March 23, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 13, 2022	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE: CX) (“CEMEX”) Ordinary General Shareholders’ Meeting to be held on March 23, 2023, in the city of Monterrey, Nuevo Leon, Mexico.

2.	Supplemental information to the agenda of the Ordinary General Shareholders’ Meeting of CEMEX to be held on March 23, 2023.

4